Mail Stop 3561

April 17, 2008

William C. Rhodes, III
President and Chief Executive Officer
Autozone, Inc.
123 South Front Street
Memphis, TN 38103

> **Re: Autozone, Inc.**
> **Form 10-K for Fiscal Year Ended August 25, 2007**
> **Filed October 22, 2007**
> **Definitive Proxy Statement filed on Schedule 14A**
> **Filed October 22, 2007**
> **File No. 1-10714**

Dear Mr. Rhodes

   We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in detail sufficient for an understanding of your disclosure how you intend to comply. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended August 25, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

1.   Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your

revenues or income or result in your liquidity decreasing or increasing in any material way. We note that you discuss trends in your Risk Factors. For example, you discuss the trend concerning the quality of vehicles and the length of the original manufacturers' warranty or the trend of the merger of vendors you purchase parts from. Discuss whether you expect these trends to continue and their impact on your business. Please provide additional analysis concerning the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. Please discuss whether you expect levels to remain at this level or to increase or decrease. Also, you should consider discussing the impact of any changes on your earnings. Further, please discuss in reasonable detail:

- Economic or industry-wide factors relevant to your company, and
- Material opportunities, challenges, and
- Risk in short and long term and the actions you are taking to address them.

See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Definitive Proxy Statement filed on Schedule 14A

Compensation of Directors, page 9

2. In the narrative you provide that accompanies the compensation table, please revise to discuss why the board has opted to change AutoZone's director compensation structure. Specifically, please address why you will give non-employee directors the ability to choose between two compensation options, the Base or the Supplemental Retainer with a smaller annual stock option award.

Executive Compensation, page 17

Base Salary, page 19

3. We note that you use the Hays Group and Mercer and Hewitt Associates surveys to "update the salary ranges annually." Tell us what data, including the types of component companies, you utilize from these surveys and how this information assists you in updating your salary ranges annually.

Annual Cash Incentive, page 19

4. We note that you have disclosed the 2007 target objectives and that you have quantified these amounts in terms of dollars on page 26, however, you do not disclose the target and threshold percentage amounts for each named

executive officer. Please revise to disclose the respective percentages here and state whether those amounts are adjusted annually. Please also explain how you allocate the total bonus awarded between the two target objectives, EBIT and ROIC. Although we can tell from the summary compensation table that the company achieved and exceeded these targets in 2007, please disclose here by how much.

5.   We note that you have not provided a quantitative discussion of the terms of the necessary targets to be achieved for your named executive officers to earn their annual cash incentive in 2008 because you believe it would result in competitive harm. If disclosure of the performance targets would cause competitive harm, please discuss how difficult it will be for the executive or how likely it will be for the company to achieve the target levels or other factors. Please also discuss any discretion that may be exercised in granting such awards absent attainment of the stated performance goal. Please see Instruction 4 to Item 402(b) of Regulation S-K.

*****

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

   You may contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Mara Ransom, Legal Branch Chief, (202) 551-3264 or me at (202) 551-3720 with any questions.

                                        Sincerely,

                                        H. Christopher Owings
                                        Assistant Director